SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On August 17, 2007, Telvent GIT, S.A. (the “Company”) appointed Enrique Rodríguez as its General Manager of Operations in Mexico. Prior to this appointment, Mr. Rodríguez served as the Company’s Chief Operating Officer. A description of Mr. Rodríguez’s business experience is contained in the Company’s report on Form 20-F dated March 30, 2007. Mr. Rodríguez is not related to any of the Company’s directors or executive offices.
     On August 17, 2007, the Company appointed Rafael Angel Bago Sotillo as its Chief Operating Officer. Mr. Bago joined the Company in 1994 as a software engineer and has held numerous positions in the Company during his tenure. In 1998, he was assigned to our subsidiary in Mexico, where he served as Department Manager of the Energy Department until 1999 when he was appointed Department Manager of the Oil & Gas Department. In 2002, Mr. Bago was appointed Department Manager of Distribution in Telvent Energía in Spain. In 2004, he was appointed Department Manager of the Oil & Gas Department in Telvent Energía, and, early in 2006, he was promoted to the position of Department Manager of Services and Electronic Division in Telvent Energía. On December 1, 2007, Mr. Bago was promoted to Director of Operations of several of the Company’s subsidiaries including Telvent Energía, Telvent Environment, Telvent Interactiva, Telvent Housing, Telvent Outsourcing, Telvent México and Telvent Brasil. Mr. Bago holds a degree in industrial engineering with a specialization in electricity from Seville University, Spain. In addition, he holds a degree in business administration from the Instituto Panamericano de Alta Dirección de Empresas (IPADE), México. Mr. Bago is not related to any of the Company’s directors or executive officers.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez

Name: Manuel Sánchez
Title: Chief Executive Officer
Date: August 23, 2007